PROSPECTUS SUPPLEMENT NO. 7	Filed Pursuant to Rule 424(b)(3)
To Prospectus dated May 9, 2008	Registration No. 333-129842

Computer Software Innovations, Inc.

14,435,472 SHARES OF COMMON STOCK

This Prospectus Supplement supplements the Prospectus dated May 9, 2008, as amended and supplemented, relating to the offer and sale by the selling stockholder identified in the Prospectus of up to 14,435,472 shares of common stock of Computer Software Innovations, Inc. (the “Company”).

This Prospectus Supplement includes the Company’s Form 8-K dated September 11, 2008 filed with the Securities and Exchange Commission (the “SEC”) on September 17, 2008.

The information contained in the report included in this Prospectus Supplement is dated as of the period of such report. This Prospectus Supplement should be read in conjunction with the Prospectus dated May 9, 2008, as supplemented on June 4, 2008, July 2, 2008, July 16, 2008, July 17, 2008, August 5, 2008 and August 25, 2008, which Prospectus Supplements are to be delivered with this Prospectus Supplement. This Prospectus Supplement is qualified by reference to the Prospectus except to the extent that the information in this Prospectus Supplement updates and supersedes the information contained in the Prospectus dated May 9, 2008, including any supplements or amendments thereto.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this Prospectus Supplement No. 7 is September 17, 2008.

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 8-K

CURRENT REPORT PURSUANT

TO SECTION 13 OR 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

Date of report (Date of earliest event reported) September 11, 2008

COMPUTER SOFTWARE INNOVATIONS, INC.

(Exact name of registrant as specified in its charter)

Delaware

(State or other jurisdiction of incorporation)

000-51758	98-0216911
(Commission File Number)	(IRS Employer Identification No.)

900 East Main Street, Suite T, Easley, South Carolina	29640
(Address of principal executive offices)	(Zip Code)

(864) 855-3900

(Registrant’s telephone number, including area code)

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

☐	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 1.01.	Entry into a Material Definitive Agreement.

On September 11, 2008, Computer Software Innovations, Inc. (the “Company”) and RBC Bank (USA) (“the Bank”) entered into a modification (the “Modification”) of the Company’s revolving credit facility (the “Credit Facility”). The Modification temporarily increases the Credit Facility from $7.0 million to $8.0 million, and increases availability by increasing the amount of inventory includable in the Credit Facility’s borrowing base from $1,000,000 to $2,000,000. These changes are effective for the period beginning September 11, 2008 through November 15, 2008. The Modification is filed as Exhibit 10.1 and incorporated herein by reference.

The most significant portion of the Company’s revenues are generated from the kindergarten through 12th grade market (“K-12”). School activities are reduced during summer months and many of these K-12 customers’ budgets run from July to June. Traditionally, these customers have increased technology implementations in the summer months, and as the regular school season commences. The Credit Facility was temporarily increased to support the seasonal peak and working capital needs of the Company related to the schools’ technology buying and implementation patterns.

Item 2.03	Creation of a Direct Financial Obligation or an Obligation Under an Off-balance Sheet Arrangement of a Registrant.

The disclosure contained in Item 1.01 above is incorporated herein by reference. The Modification has the effect of increasing the Company’s potential direct financial obligations under the Credit Facility from $7.0 million to $8.0 million.

The Credit Facility is a facility under which we may borrow, repay and then re-borrow. Advances and repayments occur daily under the Credit Facility, reflecting cash receipts and the Company’s working capital needs. Set forth below is the outstanding balance as of specific dates through September 11, 2008. The balances presented reflect aggregate advances and pay downs which the Company deems material, or significant. Such information through August 11, 2008 was previously disclosed in our Form 10-Q filed with the SEC on August 14, 2008.

Date	Loan Balance
August 12, 2008	4,154,000
August 14, 2008	4,667,000
August 18, 2008	5,540,000
August 26, 2008	5,090,000
August 29, 2008	5,637,000
September 5, 2008	5,482,000
September 11, 2008	5,356,000

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Item 9.01.	Financial Statements and Exhibits.

(d)	Exhibits.

The following exhibits are furnished as part of this report:

Exhibit Number	Description
Exhibit 10.1*	Modification Agreement between the Company and RBC Bank (USA) dated September 11, 2008.

*	Filed herewith.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

COMPUTER SOFTWARE INNOVATIONS, INC.

By:	/s/ David B. Dechant
David B. Dechant
Chief Financial Officer

Dated: September 17, 2008

EXHIBIT INDEX

Exhibit Number	Description
Exhibit 10.1*	Modification Agreement between the Company and RBC Bank (USA) dated September 11, 2008.

*	Filed herewith.

Exhibit 10.1

Return to:

Erika B. Newsom

Smith Moore Leatherwood, LLP

P.O. Box 87

Greenville, SC 29602

Space Above Line for Processing Data

RBC Bank (USA)		Modification Agreement (Cover Page)

Prepared by: Erika B. Newsom Smith Moore Leatherwood, LLP P.O. Box 87 Greenville, SC 29602

State of South Carolina		County of Greenville

From:	COMPUTER SOFTWARE INNOVATIONS, INC. (whether one or more, “Borrower”), with a business/mailing address of 900 East Main Street, Suite T, Easley, South Carolina 29640.

To:	RBC BANK (USA), formerly known as RBC Centura Bank (“Bank”), with a business address of 134 N. Church Street, Rocky Mount, North Carolina 27804 and a mailing address of Post Office Box 1220, Rocky Mount, North Carolina 27802-1220, which mailing address is the place to which all notices and communications should be sent to Bank regarding this Modification Agreement.

Date:	September 11, 2008

Cross Reference to Recorded Documents Modified:	N/A

Original Principal Debt:	$7,000,000.00

Current Principal Debt:	$5,309,000.00

RBC Bank (USA)	MODIFICATION AGREEMENT

THIS MODIFICATION AGREEMENT (“Modification Agreement”), entered into as of the 11th day of September, 2008 (the “Effective Date”), by COMPUTER SOFTWARE INNOVATIONS, INC. (“Borrower”, whether one or more) with a mailing address of 900 East Main Street, Suite T, Easley, South Carolina 29640, and RBC BANK (USA), formerly known as RBC Centura Bank (“Bank”), with a mailing address of Post Office Box 1220, Rocky Mount, North Carolina 27802-1220

A.	Borrower has made and issued to Bank its promissory note (“Note”) in the original principal amount and dated as indicated on Attachment 1 attached hereto.

B.	If so indicated on Attachment 1, the Note is secured and the security is generally as described on Attachment 1.

C.	The Note, any security documents described on Attachment 1 and any other loan and security documents that are outstanding with respect to the extension of credit evidenced by the Note, even if not listed on Attachment 1, are hereinafter collectively referred to as the “Contract” and the Contract is hereby incorporated herein as a part of this Modification Agreement.

D.	Bank and Borrower mutually desire to modify the provisions of the Contract in the manner hereinafter set out, it being specifically understood and agreed that, except as herein modified, the terms and provisions of the Contract and the individual instruments, documents and agreements that make up the Contract shall remain unchanged and the Contract, as herein modified, shall continue in full force and effect as therein and herein written.

NOW, THEREFORE, Bank and Borrower, in consideration of the premises and the sum of One Dollar ($1.00) to each in hand paid by the other, receipt and sufficiency of which are hereby acknowledged by each, do hereby agree as follows:

Section 1. Modification. The Contract shall be, and the same is, modified in the manner set forth in Attachment 2.

Section 2. Effect of Modification. Nothing contained in this Modification Agreement shall in any way impair the security now held for the indebtedness evidenced by the Contract or the lien priority thereof, nor waive, annul, vary or affect any provision, condition, covenant and agreement contained in the Contract, nor affect or impair any rights, powers and remedies under the Contract, except as herein specifically modified to do any one or more of the foregoing. If any provision in this Modification Agreement shall be interpreted or applied by a court or other tribunal with personal and subject matter jurisdiction over the parties hereto and the Contract, as modified, so as to impair the security now held for the indebtedness or lien priority thereof, or do any one or more of any of the foregoing, such provision shall be ineffective to the extent it causes an impairment of such security or the lien priority thereof or causes any of such other consequences, or the application thereof shall be in a manner and to an extent which does not impair such security or the lien priority thereof, or result in the occurrence of any of the other consequences. This Modification Agreement does not extend the expiration dates or enlarge the terms of any property, physical damage, credit and any other insurance written in connection with or financed by said Contract.

Section 3. Financing Statements. Borrower irrevocably authorizes Bank to file such financing statements and amendments thereof as may be necessary to protect, in Bank’s opinion, Bank’s security interests and liens and, to the extent Bank deems necessary or appropriate, to sign the name of Borrower with the same force and effect as if signed by Borrower and to make public in financing statements and other public filings such information regarding Borrower as Bank deems necessary or appropriate, including, without limitation, federal tax identification numbers, social security numbers and other identifying information.

Section 4. Usury. Bank does not intend to and shall not reserve, charge and collect interest, fees and charges under the Contract, as herein modified, in excess of the maximum rates and amounts permitted by applicable law. If any interest, fees and charges are reserved, charged and collected in excess of the maximum rates and amounts, it shall be construed as a mutual mistake, appropriate adjustments shall be made by Bank and to the extent paid, the excess shall be returned to the person making such a payment.

Section 5. Documentary Stamps, etc. To the extent not prohibited by law and notwithstanding who is liable for payment of the taxes and fees, Borrower shall pay, on Bank’s demand, all intangible taxes, documentary stamp taxes, excise taxes and other similar taxes assessed, charged and required to be paid in connection with this Modification Agreement, and any future extension, renewal and modification of the Contract, or assessed, charged and required to be paid in connection with any of the loan documents which make up the Contract.

Section 6. Costs and Expenses. All of the costs and expenses incurred by Bank in connection with this Modification Agreement shall be paid by Borrower upon the request of and at the time of demand for payment thereof made by Bank on Borrower. As used herein, “costs and expenses” include, without limitation, reasonable attorneys’ fees and fees of legal assistants, and reasonable fees of accountants, engineers, surveyors, appraisers and other professionals or experts – and all references to attorneys’ fees or fees of legal assistants, or fees of accountants, engineers, surveyors, appraisers or other professionals or experts shall mean reasonable fees.

Section 7. Waiver of Jury Trial. Borrower, to the extent permitted by law, waives any right to a trial by jury in any action arising from or related to this Modification Agreement and waives any right to a trial by jury in any action or proceeding arising from or related to the Contract, as herein modified.

Section 8. Governing Law. This Agreement shall be governed and construed in accordance with the laws of the State whose laws govern the Contract, excepting, however, its conflict of law provisions.

Section 9. Reservation of Rights; Entire Agreement. Bank does hereby reserve all rights and remedies it may have against all parties secondarily liable for repayment of the indebtedness evidenced by the Contract. The Contract, as herein modified, contains the entire agreement of the parties and the undersigned do hereby ratify and confirm the terms of the Contract, all of which shall remain in full force and effect, as modified herein. This Modification Agreement shall be binding upon any assignee and successor in interest of the parties hereto. All references herein to the “Modification Agreement” include any supplemental agreements filed of record to reflect modifications of any of the instruments, documents and other agreements making up the Contract that are of record.

(Signatures On Next Page)

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The undersigned have executed this Modification Agreement under seal as of the day and year first above stated.

BANK:		Signed, sealed and delivered in the presence of:

RBC BANK (USA)		Witness:

By:	/s/ Charles H. Arndt	/s/ Angie Long
Print Name:	Charles H. Arndt	Print Name:	Angie Long
Title:	Senior Vice President
Witness:

/s/ Jonathan Gibellino
		Print Name:	Jonathan Gibellino

BORROWER:

COMPUTER SOFTWARE INNOVATIONS, INC.		Signed, sealed and delivered in the presence of:

By:	/s/ David B. Dechant	Witness:
Print Name:	David B. Dechant
Title:	Chief Financial Officer	/s/ Wendy S. Knorr
		Print Name:	Wendy S. Knorr

Witness:

/s/ Russell Young
		Print Name:	Russell Young

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STATE OF SOUTH CAROLINA	)
	)	ACKNOWLEDGEMENT
COUNTY OF GREENVILLE	)

Personally appeared before me Charles H. Arndt, as Senior Vice President of RBC BANK (USA), who, being by me first duly sworn, did depose and say that he has read the within instrument, that the statements and recitations made therein are true and that he acknowledges that he did sign said instrument as his free act and deed.

Sworn to before me on September 16, 2008.

/s/ Angie Long	(SEAL)
Notary Public for South Carolina

My Commission Expires:	2-14-15

STATE OF SOUTH CAROLINA	)
	)	ACKNOWLEDGEMENT
COUNTY OF GREENWOOD	)

Personally appeared before me David B. Dechant, as Chief Financial Officer of COMPUTER SOFTWARE INNOVATIONS, INC., who, being by me first duly sworn, did depose and say that he has read the within instrument, that the statements and recitations made therein are true and that he acknowledges that he did sign said instrument as his free act and deed.

Sworn to before me on September 11, 2008.

/s/ Ann C. Nicholson	(SEAL)
Notary Public for South Carolina

My Commission Expires:	01/27/2015

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Attachment 1

To

Modification Agreement

1.	Describe Promissory Note (Date, Original Amount, Current Amount and all Modifications):

Amended and Restated Commercial Promissory Note from Computer Software Innovations, Inc. to RBC Centura Bank (now known as RBC Bank (USA)) dated September 14, 2007 in the original principal amount of $7,000,000.00, with a current outstanding balance of $5,309,000.00, as amended by a Modification to Revolving Facility between Bank and Borrower dated June 30, 2008 (the “First Modification”).

2.	Describe Security Documents (Type, Date and if recorded, Recording Information):

(a)	Second Amended and Restated Loan and Security Agreement by and between Computer Software Innovations, Inc. and RBC Centura Bank (now known as RBC Bank (USA)) dated September 14, 2007, as amended by the First Modification (the “Loan Agreement”), relating to substantially all of the Borrower’s assets.

(b)	UCC-1 Financing Statement, filed on January 31, 2007 in the Department of State for Delaware as No. 2007 0088061.

Attachment 2

To

Modification Agreement

The Contract shall be, and the same is, modified as follows:

1.	For the limited time period expressed herein, the principal amount as stated in the Note and in the definition of “Revolving Facility” in the Loan Agreement, is increased to $8,000,000.00 from the effective date of this Modification Agreement to November 15, 2008, at which time the principal amount of the Note and the amount set forth in the definition of “Revolving Facility” in the Loan Agreement shall automatically reduce to $7,000,000.00 and Borrower shall immediately repay any advances in excess of borrowing limitations effective following such reduction. To the extent such principal amount is stated in any of the other individual instruments, documents and agreements that make up the Contract, the principal amount shall be adjusted in accordance with the terms herein.

2.	For the limited time period expressed herein, the maximum borrowing ability of Borrower against Eligible Inventory of $1,000,000.00 set forth in the definition of “Borrowing Base” in the Loan Agreement is increased to $2,000,000.00 from the effective date of this Modification Agreement to November 15, 2008, at which time such maximum borrowing ability against Eligible Inventory shall automatically reduce to $1,000,000.00 and Borrower shall immediately repay any advances in excess of borrowing limitations effective following such reduction. To the extent such limitation on the inclusion of Eligible Inventory in the Borrowing Base is stated in any of the other individual instruments, documents and agreement that make up the Contract, such amount shall be adjusted in accordance with the terms herein.

3.	Except as modified herein, each of the loan and security documents comprising the Contract remains in full force and effect and legally binding and enforceable against the Borrower.